Issuer Free Writing Prospectus

Dated September 9, 2014

Filed pursuant to Rule 433

Registration Number 333-181309

Term Sheet

Dated September 9, 2014

National Penn Bancshares, Inc.

4.250% Senior Notes due September 30, 2024

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus.

Issuer:	National Penn Bancshares, Inc. (“NPBC” / NASDAQ)

Security Type:	Senior Notes

Legal Format:	SEC Registered

Aggregate Principal Amount:	$125,000,000

Rating:	The Notes are rated A- by Kroll. A rating reflects only the view of a rating agency, and it is not a recommendation to buy, sell or hold the Notes. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if such rating agency decides that circumstances warrant that change.

Maturity:	September 30, 2024

Coupon:	4.250%

Price to Public:	100.00%

Yield to Maturity:	4.250%

Pricing Benchmark:	2.375% due August 15, 2024

Benchmark Treasury Yield:	2.500%

Spread to Benchmark:	+175.0 bps

Interest Payment Dates:	Semi-annually on March 30 and September 30 of each year, commencing on March 30, 2015

Day Count Convention:	30 / 360, unadjusted

Denominations:	$1,000 denominations and integral multiples of $1,000

CUSIP / ISIN:	637138AC2 / US637138AC26

Trade Date:	September 9, 2014

Settlement Date (T+5):	September 16, 2014

Underwriting Discount:	0.65%

Use of Proceeds:	National Penn intends to use the net proceeds for general corporate purposes, which may include without limitation refinancing, reduction or repayment of debt, investments in National Penn Bank as regulatory capital and in other subsidiaries, financing of possible acquisitions including payment of the cash consideration of pending merger with TF Financial, repurchases of capital stock, expansion of the business, and investments at the holding company level.

Joint Book-Running Managers:	Sandler O’Neill + Partners, L.P. Credit Suisse Securities (USA) LLC

We expect that delivery of the notes will be made to investors on September 16, 2014, which will be the fifth business day following the date of this prospectus supplement (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their notes on the initial pricing date of the notes or on the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers who wish to trade their notes on the initial pricing date of the notes or on the next succeeding business day should consult their advisors.

The Issuer has filed a registration statement (including a prospectus) on Form S-3 (File No. 333-181309) and a related preliminary prospectus supplement dated September 8, 2014 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement, the related preliminary prospectus supplement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriters or any dealer participating in the offering will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Sandler O’Neill + Partners, L.P. toll free at 1-866-805-4128 or Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037.

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